FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Sales Performance – 1st Quarter 2014

Gross sales revenue grew 10.8%, or 6.3% on a same-store basis. Sales growth suffered a calendar impact of 130 bps.

São Paulo, Brazil, April 11, 2014 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3] announce their sales performance in the first quarter of 2014.

	Gross Sales			Net Sales
(R$ million)	1Q14	1Q13	”	1Q14	1Q13	”
GPA Consolidated	16,597	14,984	10.8%	14,972	13,383	11.9%
GPA Food	8,893	8,149	9.1%	8,222	7,383	11.4%
Multivarejo	6,922	6,722	3.0%	6,391	6,078	5.2%
Self-service Wholesale	1,972	1,427	38.2%	1,831	1,304	40.4%
Nova Pontocom	1,467	952	54.1%	1,308	857	52.6%
Via Varejo	6,237	5,884	6.0%	5,442	5,143	5.8%
(1) Food Retail (Extra and Pão de Açucar)

	'Same-store' Sales
	Gross Sales	Net Sales
	1Q14	1Q14
GPA Consolidated	6.3%	7.5%
By category
Food	3.0%	5.3%
Non-Food (1)	8.9%	9.2%
By business
GPA Food	2.6%	4.7%
Nova Pontocom	54.1%	52.6%
Via Varejo	3.6%	3.8%
(1) Includes non-food categories of Hypermarkets, Nova Pontocom and Via Varejo.

Sales Performance - Consolidated

Gross sales revenue amounted to R$16.597 billion in the first quarter, increasing 10.8% on the prior-year period. One of the main factors contributing to this growth was the opening of 124 stores over the last 12 months, 21 of which were inaugurated in the first quarter of 2014.

Same-store sales growth reached 6.3% and was impacted by the calendar effect.

Performance by category:

✓    Food:  same-store sales growth of 3.0%, which was adversely impacted by the calendar effect. Adjusted for this effect, same-store sales growth reached 6.0%.

✓    Non-food:  growth of 8.9%, with the highlight the electronics categories, particularly video, smartphones, air conditioners and fans. Sales growth in the e-commerce segment accelerated further from the growth rates recorded in prior periods.

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GPA Food

✓   Gross sales revenue grew 9.1% with 13 new stores opened in the period (6 Minimercados Extra, 2 Assaí and 3 Extra Hiper, as well as 2 drugstores). Same-store sales growth stood at 2.6% and was adversely impacted by the calendar effect. Adjusted for this effect, same-store sales grew 5.0%.

✓   Assaí continued to post strong sales growth (38.2%), driven by solid same-store sales growth and the significant contribution from store expansions. Organic expansion remains the focus of the format, whose strategy centers on strengthening the banner nationwide. In the last 12 months, 13 new stores were opened, nine of which were inaugurated in four states in which the Group previously did not have operations.

✓   The Pão de Açúcar and Extra banners performed in line with the Company’s expectations and continued to capture market share gains. By category, the period highlights were the same-store sales performance in meat and poultry and in beverages. Some categories, such as grocery and seafood, suffered negative impacts in the period due to Easter falling in April this year.   Private labels continued to register robust growth rates and already account for over 9% of sales in the Multivarejo business unit.

✓    At the end of March, the Brazilian Supermarkets Association (ABRAS) reported data for 2013. The report shows that sales at GPA outperformed the overall industry, which reinforces the success of the competitiveness strategy implemented during the year.

Nova Pontocom

✓   Gross sales revenue in the quarter grew 54.1% on the prior-year period, supported by strong growth in customer traffic, better conversion rates and the higher contribution to sales by the marketplace business. Gross sales revenue growth was driven by the excellent moment for sales of smartphones, which surpassed the growth rate registered in 4Q13, and of air conditioners and fans, which were driven by the exceptionally hot weather in the first quarter.

Via Varejo

✓   Gross sales revenue amounted to R$6.237 billion, with same-store sales growth of 3.6% and total-store sales growth of 6.0%. Eight new stores were opened in the period, all under the Casas Bahia banner.

✓   Sales performance in the first quarter was in line with our expectations for the period, which was not marked by any significant sales event.

Contacts

Media Relations - GPA

Tel: +55 (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Via Varejo

Tel: +55 (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter - Media

@imprensagpa

Investor Relations

GPA

Tel: +55 (11) 3886-0421

Fax: +55 (11) 3884-2677

gpa.ri@gpabr.com

www.gpari.com.br

Via Varejo

Tel: +55 (11) 4225-9516

Fax: +55 (11) 4225-9596

ri@viavarejo.com.br

www.viavarejo.com.br/ri

Casa do Cliente - Customer Service Pão de Açúcar: 0800-7732732/Extra: 0800-115060 Ponto Frio: +55 (11) 4002-3388 / Casas Bahia: +55 (11) 3003-8889

The information presented is preliminary, unaudited and subject to review. It is based on consolidated figures and denominated in Brazilian real, in accordance with Brazilian Corporate Law.

The change and growth calculations are based on the same period of the previous year, except where stated otherwise.

The basis for calculating ‘same-store’ sales is defined by the sales registered in stores that have been operating for at least 12 consecutive months and have not been closed for seven consecutive days or more in this period. Acquisitions are not included in the ‘same-store’ calculation basis in the first 12 months of operation.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA inflation in the 12 months ended March 2014 was 6.15%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats, as well as fuel stations and drugstores, under the Pão de Açúcar and Extra banners; Assaí, which operates in the self-service wholesale store segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; Nova Pontocom, with e-commerce operations through the sites pontofrio.com,casasbahia.com.br, extra.com.br, barateiro.com, partiuviagens.com.br and eHub.com.br; and GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings.

Disclaimer: Statements in this release related to the Group's business outlook and projections of operating and financial results, the growth potential of the Group and industry and macroeconomic estimates are merely forecasts and were based on the beliefs, intentions and expectations of Management with regard to the Group's future. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets and therefore are subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 11, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.